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                              December 2, 2020

       Kyle Kingsley
       Chief Executive Officer
       Vireo Health International, Inc.
       207 South 9th Street
       Minneapolis, MN 55402

                                                        Re: Vireo Health
International, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed November 5,
2020
                                                            File No. 000-56225

       Dear Dr. Kingsley:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed November 5, 2020

       Implications of Being an Emerging Growth Company, page 1, page 1

   1. We note that the cover page indicates that you have elected to use the extended transition period for complying
with any new or revised financial accounting standards. Please provide disclosure here
to state your election under Section 107(b) of the JOBS Act.
                                                        Provide a risk factor
explaining that this election allows you to delay the adoption of new or revised accounting
standards that have different effective dates for public and private companies until those
standards apply to private companies. Also state that as a result of this election, your
financial statements may not be comparable to companies that comply with public company
effective dates.
 Kyle Kingsley
FirstName LastNameKyle
Vireo Health International,Kingsley
                           Inc.
Comapany2,
December   NameVireo
             2020      Health International, Inc.
December
Page 2    2, 2020 Page 2
FirstName LastName
Item 1. Business
Background, page 6

2. We note that certain of the subsidiaries and affiliates in your organizational chart have asterisks. Please revise to clearly explain the meaning of the asterisks. We further note that some of the entities that appear in the organizational chart appear to be in the process of being sold. Please update your organizational chart to clearly reflect which entities are in the process of being sold. To the extent that any of the subsidiaries in the organizational chart are not wholly-owned by you, please also update your disclosure to state this clearly and disclose the other owners. If you are only affiliated with an entity through a management agreement or similar arrangement (such as a non-profit dispensary), or through related parties (such as Ohio Medical Solutions, which you indicate is owned by your executives), but you do not have a current ownership relationship with such entity, please remove them from the organizational chart, and add disclosure to clearly explain these other arrangements.
General Development of the Business, page 8

3. Please provide us with the basis for your claim that you are one of the United States'
         "leading" multi-state cannabis companies.
4. We refer to your statement here that you are also "focused on transformative intellectual property ranging from novel product formulations, to agricultural scale cannabinoid production processes and equipment." You also state on pages 10 and 62 that you are focused on securing "meaningful" intellectual property, and that you have formed a subsidiary with the intent of commercializing your intellectual property portfolio.
         However, your disclosures do not appear to support these statements as you have only briefly disclosed the ownership of two patent numbers. Please either revise to demonstrate that your business is focused on intellectual property, or alternatively, if your portfolio is not currently a material focus of your business, revise accordingly. If your business is reliant on any material patents, revise to identify the specific product(s) to which such patents relate, the scope of patent protection, and the expiration date. Indicate whether the patents are owned or licensed from third parties.
The Transaction and Related Financing Activities, page 8

5. Please include in this section a brief discussion of the differences between Super Voting
         Shares, Multiple Voting Shares and Subordinate Voting Shares. Financing Activities, page 9

6. Please update this section to discuss the August 10, 2020 financing of $16,755,923 disclosed elsewhere in the registration statement.
Other Recent Developments, page 9
 Kyle Kingsley
FirstName LastNameKyle
Vireo Health International,Kingsley
                           Inc.
Comapany2,
December   NameVireo
             2020      Health International, Inc.
December
Page 3    2, 2020 Page 3
FirstName LastName
7. We note your disclosure that you have entered into an agreement to sell Ohio Medical
         Solutions ("OMS") to a third party for $1.15 million, but also that this entity is owned by your executives and not by you. Please revise to clearly explain the significance to you of this sale, including how your Ohio operations were conducted through this entity and whether you will continue to have any operations in Ohio after this transaction is consummated.
8. We note your disclosure concerning the sale of Pennsylvania Medical Solutions, LLC and the purchaser's option to acquire Pennsylvania Dispensary Solutions, LLC. We also note your disclosures elsewhere, such as your statement on page 64, that your retail business
         "is continuing to experience growth in this medical market" in reference to Pennsylvania.
         Please update your disclosure here to state what operations the Company continues to have in Pennsylvania following the consummation of this transaction, including whether
         (i) the Company still expects to receive wholesale revenue in Pennsylvania following the transaction and (ii) whether the Company will have any remaining dispensaries in
         Pennsylvania if the purchaser exercises the option to acquire Pennsylvania Dispensary
         Solutions, LLC. Please also update your disclosure in this section to discuss the total consideration you received for the sale.
Recent Acquisitions, page 9

9. Please update your disclosure in this section to discuss (a) your acquisition of substantially all of the assets of Silver Fox Management Services, LLC and (b) your proposed acquisition of MJ Distributing P132, LLC and MJ Distributing C201, LLC. Please also file each of the acquisition agreements with Elephant Head Farm LLC and Retail
         Management Associates, LLC; MJ Distributing P132, LLC, and MJ Distributing C201,
         LLC as exhibits to your registration statement or explain to us why they are not required to be filed. Finally, please revise your disclosure in this section to describe the material terms of each agreement referenced above, and your agreement with Mayflower
         Botanicals Inc., including whether all of the cash and equity consideration in these acquisitions was paid at closing or whether there is any contingent consideration outstanding.
Description of the Business, page 10

10. Revise your disclosures as appropriate to clarify which of your principal products are permitted to be, and are sold, in your various markets. With respect to states where your cultivation capacity is insufficient, please discuss your sources and availability of raw materials and the names of any principal suppliers.
11. Please expand your disclosures of competitive conditions on pages 16 - 17 to specifically discuss the "changing market conditions" you reference on page 73 and your "planned overcapacity" and "increased competitive environment" that you reference elsewhere, including on page 66.
Regulation of the Cannabis Market at State and Local Levels, page 20
 Kyle Kingsley
FirstName LastNameKyle
Vireo Health International,Kingsley
                           Inc.
Comapany2,
December   NameVireo
             2020      Health International, Inc.
December
Page 4    2, 2020 Page 4
FirstName LastName

12. Please explain the differences between the phase 1 retail license in Maryland and the phase 2 license for which you have applied in your discussion on page
22.
Vireo's Licenses in Maryland, page 22

13. We note your statement that you own one retail dispensary license, which is not currently operational, and that you are operating in Maryland a cultivation and production facility.
         Please update your disclosure to confirm whether the Company also has licenses in
         Maryland for cultivation and and processing.
Item 1A. Risk Factors, page 29

14. Please revise the heading for your last risk factor on page 33 to highlight the significance of such heightened scrutiny, such as as the potential effect that the market for the
         Subordinate Voting Shares could become highly illiquid.
15. Please add a risk factor discussing your redemption rights with respect to Unsuitable
         Persons.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations, page
62

16. For your results of operations analysis for each period presented, please quantify the impact of the material factors disclosed as materially impacting the line items analyzed, which should include the impact of recent acquisitions during each period presented.
          Refer to Items 303(a)(3)(i) and 303(a)(3)(iii) of Regulation S-X and
Section 501.12.b.3 of
         the Financial Reporting Codification for guidance.
17. Please ensure that you address the specific underlying causes for the material factors impacting the line items analyzed. For example, please provide an explanation for the increase in salaries and wages and also the increase in share based compensation impacting total expenses. Refer to Item 303(a)(3) of Regulation S-K and Sections
         501.06.a and 501.12.b. of the Financial Reporting Codification for guidance.
Item 2. Financial Information
Regulatory Jurisdictions, page 64

18. We note your statement that investors should refer to the Company's previous regulatory filings for more information regarding the RTO transaction. Referring investors to sources outside your registration statement for material information is not sufficient to meet your disclosure obligation. Accordingly, to the extent that there is material information regarding the RTO transaction that is not discussed in your registration statement, please amend your disclosure to include this information.
Non-GAAP Measures, page 70
 Kyle Kingsley
FirstName LastNameKyle
Vireo Health International,Kingsley
                           Inc.
Comapany2,
December   NameVireo
             2020      Health International, Inc.
December
Page 5    2, 2020 Page 5
FirstName LastName
19. Please remove references to non-IFRS, as you prepare your consolidated financial statements under US GAAP.
Gross Profit, page 72

20. We note your statement here that Pennsylvania is a core market and your reference on page 78 to a renewed focus on "6 core markets." However, elsewhere in your document, you indicate that New York, Minnesota, Arizona, New Mexico and Maryland are your five core markets. Please update your disclosure to clarify which markets are your core markets and for which periods.
Liquidity, Financing Activities During the Period, and Capital Resources, page
74

21. Please update your disclosure in this section to discuss the outstanding convertible notes described on pages F-27 to F-29 of your financial statements. Summary of Significant Accounting Policies, page 79

22.      Please revise these disclosures to comply with the guidance in Section
501.14 of the
         Financial Reporting Codification, which differs from the financial statement requirement to disclose significant accounting policies. In this regard, these disclosures should only include the areas that require critical estimates in preparing your consolidated financial statements, such as estimating inventory valuation adjustments; estimating the fair value of stock-based compensation, including the underlying equity instrument; testing goodwill for impairment; assessing recoverability of your finite-lived intangible assets; and
         assessing the realizability of your deferred tax assets. These disclosures should clearly explain what the critical estimate is; the uncertainties associated with the critical estimate;
         the methods and assumptions used to make the critical estimate, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Employment Agreements, page 100

23. Please update your disclosure here to include a discussion of the employment agreement or offer letter with Dr. Kyle E. Kingsley and file the agreement or offer letter as an exhibit to your registration statement. Please also revise the first paragraph on page 101 to explain whether the provision has been triggered or if it's no longer applicable.
Outstanding Equity Awards Table for 2019, page 102

24. Please provide footnote disclosure regarding the vesting dates of Dr. Kingsley's unvested options.
Item 11. Description of the Registrant's Securities to be Registered
Super Voting Shares, page 112
 Kyle Kingsley
FirstName LastNameKyle
Vireo Health International,Kingsley
                           Inc.
Comapany2,
December   NameVireo
             2020      Health International, Inc.
December
Page 6    2, 2020 Page 6
FirstName LastName
25. Please complete the text following romanette (ii) in the first paragraph of the "Automatic
         Conversion" subsection.
Consolidated Statements of Net Loss and Comprehensive Loss, page F-3

26. We note your disclosure on page F-15 that cost of sales includes depreciation of manufacturing equipment and production facilities. However, the amount of depreciation expense reported within operating expenses agrees to the amount reflected on the consolidated statements of cash flows. Please address this inconsistency. To the extent that you are not including depreciation expense in cost of sales, please address the requirements in SAB Topic 11:B. Address this comment for your interim financial statements.
2. Summary of Significant Accounting Policies
Net loss per share, page F-10

27. Please provide the disclosures required by ASC 260-10-50 for the calculations of net loss per share. The disclosures are to include the number of shares, by type of potentially dilutive security, that could potentially dilute earnings per share in the future but that were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for the periods presented. Address this comment for your interim financial statements.
3. Business Combinations, page F-17

28. We note that you acquired the AZ entities and Red Barn Growers during March 2019 and entered into a definitive agreement to acquire MJ Distributing on April 2019. Please tell us your consideration of the guidance in Articles 8-04 and 8-05 of Regulation S-X in assessing whether audited financial statements of these acquired businesses and the related pro forma financial information reflecting these acquisitions should be included. Please provide your supporting computations per Article 8-04(b) of Regulation S-X.
         Alternatively, revise the filing to include the required information.
6. Inventory, page F-22

29. Please provide the disclosures required by ASC 330-10-50-6 and ASC 275-10-50 for the significant estimates for your inventory. In this regard, we note you have recognized inventory valuation adjustments. Refer to ASC 330-10-55-8 through 55-13 for guidance.
         Also address the inconsistency between the components of inventory on page F-22 and on page F-59.
11. Goodwill, page F-25

30. We note your disclosure that you recognized $8,538,414 in impairments for goodwill.
         Please address the following:
             As January 1 is your annual testing date and the goodwill was recognized in March
 Kyle Kingsley
FirstName LastNameKyle
Vireo Health International,Kingsley
                           Inc.
Comapany2,
December   NameVireo
             2020      Health International, Inc.
December
Page 7    2, 2020 Page 7
FirstName LastName
              2019, please disclose the facts and circumstances that led to management performing an interim goodwill impairment test, including when that test was performed.
                For the Elephant Head Farms reporting unit, please disclose the specific facts and circumstances that could reasonably occur and result in a change in the assumptions used to estimate the fair value of the reporting unit and result in the recognition of an additional material impairment charge. Refer to Sections 216, 501.02, 501.12.b.3 and
              501.14 of the Financial Reporting Codification for guidance.
                For the allocation of the impairment charge, we note that you allocated $4,844,270 to the Red Barn reporting unit. However, only $3,878,300 of goodwill has been allocated to the Red Barn reporting unit. Please address this inconsistency.
Exhibits

31. We note your references to lease agreements and other real estate arrangements, as well as management services arrangements when you need to work with a non-profit licensee, and also note that none of these agreements have been filed as material agreements. To the extent material, please file these agreements as material agreement exhibits, or advise. In addition, revise your disclosures as appropriate to ensure that you disclose all material terms of these agreements.
General

32. Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new
         Form 10 registration at such time as you are able to respond to any remaining issues or comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser at 202-551-3736 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Dorrie Yale at 202-551-8776 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
 Kyle Kingsley
Vireo Health International, Inc.
December 2, 2020
FirstName
Page 8         LastNameKyle Kingsley
Comapany NameVireo Health International, Inc.
                                                Office of Life Sciences
December 2, 2020 Page 8
cc:       Thomas M. Rose
FirstName LastName